SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 BehavioSec Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 3, 2019.
99.2 NICE Actimize Powers Compliance Investigations and Surveillance Detection With the Launch of AI-Driven ActimizeWatch Managed Analytics Service, Dated September 4, 2019.
99.3 NICE Actimize Expands the Enterprise Consulting & Advisory Practice to Provide Advanced Data and Application Managed Services , Dated September 5, 2019.
99.4 HooYu Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 9, 2019.
99.5 NICE Wins Four Globee® Awards for Setting the Industry Benchmark for Excellence, Dated September 9, 2019.
99.6 Zenus Bank Accelerates Transition to the Cloud with NICE Actimize Anti-Money Laundering and Fraud Essentials , Dated September 10, 2019.
99.7 NICE inContact Recognizes Innovation of CXone Application Partners at Third Annual DEVone Partner Conference, Dated September 11, 2019.
99.8 NICE Actimize Chosen by Bank Mayapada to Modernize its Anti-Money Laundering Compliance Program with the Power of AI, Dated September 12, 2019.
99.9 NICE Nexidia Speech Analytics Provides Hakuhodo DY Holdings Inc. with Innovative Technology to Personalize Customer Experience, Dated September 15, 2019.
100.0 NICE Actimize Revolutionizes Trade-Related Surveillance with SURVEIL-X, the Industry’s First AI-Powered, Cloud-Native, True Holistic Solution, Dated September 18, 2019.
100.1 NICE Earns Perfect Scores Across All Categories of Customer Satisfaction in DMG Consulting Report, Dated September 18, 2019.
100.2 Whitestream Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem , Dated September 19, 2019.
100.3 ArkOwl Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 23, 2019.
100.4 Organizations With Cloud Contact Center Technology Report 18 Percent Higher Customer Satisfaction, Dated September 24, 2019.
100.5 NICE Actimize Recognized as a Leader for Anti-Money Laundering Solutions by Independent Research Firm, Receiving Highest Scores in Both Current Offering and Strategy, Dated September 24, 2019.
100.6 Shaw Industries Group Drives Innovation Through NICE Satmetrix, Dated September 25, 2019.
100.7 NICE Robotic Process Automation and NEVA Named Leader in Intelligent Automation by Leading Analyst Firm, Dated September 26, 2019.
100.8 OrboGraph Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 30, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: October 7, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 BehavioSec Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 3, 2019.
99.2 NICE Actimize Powers Compliance Investigations and Surveillance Detection With the Launch of AI-Driven ActimizeWatch Managed Analytics Service, Dated September 4, 2019.
99.3 NICE Actimize Expands the Enterprise Consulting & Advisory Practice to Provide Advanced Data and Application Managed Services , Dated September 5, 2019.
99.4 HooYu Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 9, 2019.
99.5 NICE Wins Four Globee® Awards for Setting the Industry Benchmark for Excellence, Dated September 9, 2019.
99.6 Zenus Bank Accelerates Transition to the Cloud with NICE Actimize Anti-Money Laundering and Fraud Essentials , Dated September 10, 2019.
99.7 NICE inContact Recognizes Innovation of CXone Application Partners at Third Annual DEVone Partner Conference, Dated September 11, 2019.
99.8 NICE Actimize Chosen by Bank Mayapada to Modernize its Anti-Money Laundering Compliance Program with the Power of AI, Dated September 12, 2019.
99.9 NICE Nexidia Speech Analytics Provides Hakuhodo DY Holdings Inc. with Innovative Technology to Personalize Customer Experience, Dated September 15, 2019.
100.0 NICE Actimize Revolutionizes Trade-Related Surveillance with SURVEIL-X, the Industry’s First AI-Powered, Cloud-Native, True Holistic Solution, Dated September 18, 2019.
100.1 NICE Earns Perfect Scores Across All Categories of Customer Satisfaction in DMG Consulting Report, Dated September 18, 2019.
100.2 Whitestream Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem , Dated September 19, 2019.
100.3 ArkOwl Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 23, 2019.
100.4 Organizations With Cloud Contact Center Technology Report 18 Percent Higher Customer Satisfaction, Dated September 24, 2019.
100.5 NICE Actimize Recognized as a Leader for Anti-Money Laundering Solutions by Independent Research Firm, Receiving Highest Scores in Both Current Offering and Strategy, Dated September 24, 2019.
100.6 Shaw Industries Group Drives Innovation Through NICE Satmetrix, Dated September 25, 2019.
100.7 NICE Robotic Process Automation and NEVA Named Leader in Intelligent Automation by Leading Analyst Firm, Dated September 26, 2019.
100.8 OrboGraph Joins NICE Actimize’s X-Sight Marketplace, the Industry’s First Financial Crime Management Ecosystem, Dated September 30, 2019.